Exhibit (a)(11)
Contact:
U.S. RENAL CARE
Thomas L. Weinberg (214) 736-2730
Senior Vice President & General Counsel
FOR IMMEDIATE RELEASE
U.S. Renal Care, Inc. Enters Into Definitive Credit Agreements in
Connection with Acquisition of Dialysis Corporation of America
PLANO, TX – May 25, 2010 – U.S. Renal Care, Inc. (“USRC”), a privately-held leading provider of outpatient dialysis services, today announced that it has entered into definitive agreements with respect to the financing of its cash tender offer to acquire all of the outstanding shares of common stock of Dialysis Corporation of America (NASDAQ: DCAI) (“DCA”) as contemplated by the debt commitment letter with RBC Capital Markets (“RBC CM”), dated as of April 13, 2010. In connection with the entering into of such definitive agreements, RBC CM has advised USRC that all of the conditions set forth in the debt commitment letter have been satisfied, other than those conditions which by their nature must be satisfied substantially simultaneously with the funding of the financing underlying the debt commitment letter.
USRC previously commenced a cash tender offer, through its wholly owned subsidiary Urchin Merger Sub, Inc. (“Merger Sub”), for all outstanding shares of common stock of DCA, as contemplated by the Agreement and Plan of Merger entered into among USRC, Merger Sub and DCA on April 13, 2010. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on June 1, 2010. Upon satisfaction of the remaining conditions to the tender offer, USRC will use a portion of the proceeds from the credit facilities underlying the definitive agreements to fund the acquisition of the shares of common stock of DCA validly tendered pursuant to the offer.
About U.S. Renal Care, Inc.
Founded in 2000 by an experienced team of healthcare executives, U.S. Renal Care, Inc. works in partnership with nephrologists to develop, acquire, and operate outpatient treatment centers for persons suffering from chronic kidney failure, also known as End Stage Renal Disease. The company provides patients with their choice of a full range of quality in-center, acute or at-home hemodialysis and peritoneal dialysis services. U.S. Renal Care operates 47 dialysis clinics in Texas and Arkansas. For more information on U.S. Renal Care, Inc. please visit www.usrenalcare.com.

Important additional information and where to find it:
This announcement is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of Dialysis Corporation of America. Investors and shareholders are urged to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer because they contain important information that holders of Dialysis Corporation of America securities should consider before making any decision regarding tendering their securities. Urchin Merger Sub, Inc. and U.S. Renal Care, Inc. have filed tender offer materials with the Securities and Exchange Commission, and Dialysis Corporation of America has filed a solicitation/recommendation statement with respect to the offer. The tender offer materials (including an offer to purchase, a related letter of transmittal and certain other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available to all holders of shares of Dialysis Corporation of America at no expense to them. The tender offer materials and the solicitation/recommendation statement are available free of charge at the Securities and Exchange Commission’s web site at www.sec.gov. Free copies of these documents may also be obtained by mailing a request to the information agent for the tender offer, Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 or by calling toll free at (888) 750-5834 (shareholders) or collect at (212) 750-5833 (banks and brokers).